DHT Holdings, Inc.
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

January 15, 2014

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Attention:	Ms. Loan Lauren P. Nguyen
Mr. J. Nolan McWilliams

Re:	DHT Holdings, Inc.
Registration Statement on Form F-3
Filed December 19, 2013
File No. 333-192959

Dear Ms. Nguyen and Mr. McWilliams:

We refer to the comment letter dated January 8, 2014 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement on Form F-3 (File No. 333-192959) (the “Registration Statement”) filed by DHT Holdings, Inc. (the “Company”) with the Commission via EDGAR on December 19, 2013.  The Company has today filed with the Commission, via EDGAR, this letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.  This letter and Amendment No. 1 set forth the Company’s responses to the comments contained in the Comment Letter.

The heading and numbered items of this letter correspond to the heading and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

General

1.
Please clarify at an appropriate place in the prospectus that shareholder approval and effectiveness of the charter amendment are conditions to the issuance of 9,757,900 shares of common stock to be offered.

Response: The Company has revised the disclosure on page 9 of Amendment No. 1 to address the Staff’s comment.

Selling Stockholders, page 25

2.
Please revise the footnotes to the selling stockholder table by identifying the natural person or persons who exercise voting power and/or investment power for each of the legal entities listed.  Please similarly revise the footnotes to the beneficial ownership table as applicable.

Response: The Company has revised the disclosure on pages 27 to 29 and pages 36 to 37 of Amendment No. 1 to address the Staff’s comment.

Tax Considerations, page 44

3.
We note you have filed a “short-form” opinion of tax counsel with respect to material U.S. federal income tax considerations.  Please revise here to name counsel and state explicitly that the prospectus discussion is counsel’s opinion. Please also have counsel revise Exhibit 8.1 to consent to the use of its name in this section.

Response: The Company has revised the disclosure on page 44 of Amendment No. 1 and our tax counsel has revised Exhibit 8.1 to Amendment No. 1 to address the Staff’s comment.

Exhibit 5.1

4.
We note that counsel’s opinion is subject to the assumptions that required shareholder approval will be obtained and the charter amendment will become effective in accordance with the laws of the Republic of the Marshall Islands. Please file the effective charter amendment as an exhibit to the registration statement.  Alternatively, if it is not practicable to do so, please file the form of charter amendment as an exhibit to the registration statement.  Additionally, please have counsel confirm that upon effectiveness of the charter amendment counsel will file an unqualified opinion removing these assumptions by post-effective amendment or on Form 6-K, as appropriate.  For guidance, see section II.B.2.f and footnote 31 to Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that our Marshall Islands counsel has confirmed that an unqualified opinion of such counsel will be filed either as a post-effective amendment to the Registration Statement or on a Form 6-K upon the effectiveness of the amended and restated articles of incorporation of the Company.  In addition, the Company has filed the form of the amended and restated articles of incorporation of the Company as Exhibit 3.1 to Amendment No. 1 to address the Staff’s comment.

Please contact me at +47 4129 2712 if you have any questions regarding this submission.

Sincerely,

/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer
DHT Holdings, Inc.

2